Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-XII dated September 3, 2008	Term sheet to Product Supplement No. 39-XII Registration Statement No. 333-130051 Dated October 17, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the S&P 500® Index due April 22, 2010

General

  The notes are designed for investors who seek a return of twice the appreciation of the S&P 500® Index up to a maximum total return on the notes of 42%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 22, 2010†.
  Payment is linked to the S&P 500® Index as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 39-XII, supersede the terms set forth in product supplement no. 39-XII. For purposes of these notes, the method of calculating the Initial Index Level (as set forth under “Key Terms — Initial Index Level” in this term sheet) is different from the method set forth in the accompanying product supplement no. 39-XII, which will result in a different Index Return than if it were calculated in the manner described in the accompanying product supplement no. 39-XII.
  The notes are expected to price on or about October 17, 2008 and are expected to settle on or about October 22, 2008.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 42%*. For example, assuming a Maximum Total Return of 42%*, if the Index Return is equal to or greater than 21%, you will receive the Maximum Total Return on the notes of 42%*, which entitles you to a maximum payment at maturity of $1,420 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 × (Index Return × 2)] *The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 42%.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:

938.20, which is the average level of certain intraday trades of the Index on the pricing date, as determined by the calculation agent. The Initial Index Level is not the regular official weekday Index closing level on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.

Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	April 19, 2010†
Maturity Date:	April 22, 2010†
CUSIP:	48123LTU8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-XII.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-17 of the accompanying product supplement no. 39-XII and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-XII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $13.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be less than $13.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $14.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-151 of the accompanying product supplement no. 39-XII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 17, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XII dated September 3, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-XII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-XII dated September 3, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208004404/e32830_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 42%, or a maximum payment at maturity of $1,420 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 42%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 39-XII.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-XII. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-XII, or as “contingent payment debt instruments.”
  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-XII dated September 3, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 42%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. Although the calculation agent will make all determinations and take all action in relation to establishing the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 950 and a Maximum Total Return on the notes of 42%. The actual Maximum Total Return will be set on the pricing date and will not be less than 42.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

1520.00	60.00%	42.00%
1425.00	50.00%	42.00%
1330.00	40.00%	42.00%
1235.00	30.00%	42.00%
1149.50	21.00%	42.00%
1092.50	15.00%	30.00%
1045.00	10.00%	20.00%
997.50	5.00%	10.00%
973.75	2.50%	5.00%
950.00	0.00%	0.00%
902.50	-5.00%	-5.00%
855.00	-10.00%	-10.00%
807.50	-15.00%	-15.00%
760.00	-20.00%	-20.00%
665.00	-30.00%	-30.00%
570.00	-40.00%	-40.00%
475.00	-50.00%	-50.00%
380.00	-60.00%	-60.00%
285.00	-70.00%	-70.00%
190.00	-80.00%	-80.00%
95.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 997.50. Because the Ending Index Level of 997.50 is greater than the Initial Index Level of 950 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 42%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (5% × 2)] = $1,100

Example 2: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 1235. Because the Ending Index Level of 1235 is greater than the Initial Index Level of 950 and the Index Return of 30% multiplied by 2 exceeds the hypothetical Maximum Total Return of 42%, the investor receives a payment at maturity of $1,420 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 760. Because the Ending Index Level of 760 is less than the Initial Index Level of 950, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

Example 4: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 950, the Index Return is negative and the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -100%) = $0

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through October 10, 2008. The Index closing level on October 16, 2008 was 946.43. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	TS-4